February 22, 2005	Geoffrey P. Leonard (650) 614-7470 gleonard@orrick.com

VIA EDGAR

Mr. Rufus Decker

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:	Landec Corporation
Form 10-K for the fiscal year ended May 30, 2004
Forms 10-Q for the period ended August 29, 2004 and November 28, 2004
File No. 0-27446

Dear Mr. Decker:

On behalf of Landec Corporation (“Landec or the “Company”), we are responding to the staff’s letter dated February 10, 2005, relating to Landec’s Form 10-K for the fiscal year ended May 30, 2004 and Forms 10-Q for the period ended August 29, 2004 and November 28, 2004.  For the staff’s convenience, we have repeated the staff’s comments below in bold face type before each of our responses.

FORM 10-K FOR THE YEAR ENDED MAY 20, 2004

Comments applicable to your overall filing

1.              Comment:  Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings.

Response:  Where a comment requests additional disclosures or other revisions the Company will show in its supplemental response what the revisions will look like in the Company’s future filings.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operation

Critical Accounting Policies and Use of Estimates

Revenue Recognition, page 23

2.              Comment:  Please expand your disclosure to define what you refer to as “recycled” revenue.

Response:  The Company will add the following definition to its next filing.  “Recycled” revenue refers to revenue that had previously been recognized as licensing revenue in the Company’s financial statements, but, as a result of the Company’s adoption of SAB 101, was reversed through a cumulative effect of a change in accounting in fiscal year 2000 and is now being recognized as revenue over the research and development period and/or supply period commitment of the agreement, whichever is longer.

Results of Operations

Revenues

Apio Trading, page 25

3.              Comment:  Please expand your disclosure here and in footnote 12 to include further information regarding the concentration of your international sales in Asia and any other material geographies.

Response:  The disclosure on page 25 for Apio Trading specifies that Landec’s international sales are to Asia.  The Company supplementally advises that virtually all of Landec’s international sales are to Asia and the Company does not have any other significant sales to any other geographical areas.  In the Company’s future filings it will clarify in the “Business Segment Reporting” footnote to the financial statements that its international sales are to Asia.

Corporate, page 26

4.              Comment:  You have disclosed the reason for the decrease in revenue is due to a decrease in licensing revenue with UCB and a decrease in research and development revenue associated with a medical device company.  Please expand your disclosure to include further details regarding the closing of these agreements.  Please include in your disclosure whether the product licensed to UCB can and will be licensed to other potential customers; whether any additional revenue from royalties or licensing is expected as a result of the research and development work performed for the medical device company; and what your expectations are for the coming year relating to licensing and research and development revenue.

Response:  As noted on page 12 of the Form 10-K, the UCB Chemicals Corporation agreement terminated in December 2002.  The UCB agreement provides for a perpetual, exclusive, paid-up royalty in a specific technology field and no further revenues will be recognized under this agreement.  Given these facts, Landec does not anticipate further disclosure of this agreement in its future filings.

The research and development agreement with a medical device company terminated in June 2003.  There are potential future licensing revenues based on the milestones of filing a 510-K with the FDA and the commercialization of the underlying product.  The achievement of each of these milestones will result in licensing revenues of $333,000 each and, as disclosed on page 13 of the Form 10-K, the total potential payments will not exceed $1.35 million and, if the product is commercialized, the Company will receive 8% royalties on the sale of products.  At this time, the Company is unable to predict the ultimate outcome of this collaboration and the timing or amount of revenues, if any, but the Company will make appropriate disclosure at such time as the likelihood of future revenues is probable.

As to the Company’s expectations for the coming year relating to licensing and research and development revenues, the Company will make appropriate disclosure of any such arrangements, but given the infrequency and unpredictability of the Company receiving payments under any licensing arrangements, the Company is unable to disclose its expectations in advance of entering into such arrangements.

Gross Profit

Apio Trading, page 27

5.              Comment:  You have disclosed on page 26 a change in certain export contracts.  Please expand your disclosure to include any impact these contract changes had or will have on gross profit, if any.

Response:  The Company supplementally advises that the change in export contracts was a one-time change that only impacted the comparability of export revenues between fiscal year 2003 and fiscal year 2004 and had no impact on gross profits.  Therefore, for future filings there will be no differences in gross profits as a result of the change in export contract terms.

Liquidity and Capital Resources, page 32

6.              Comment:  You have disclosed on page 12 you are currently shipping products to L’Oreal of Paris.  You have also disclosed you will receive royalty payments from Alcon on sales of the PORT™ device through 2012.  You have further disclosed on page 39, that you may not receive royalties on future sales of QuickCast™ and PORT™ because you no longer have control over the sales of these products.  Please expand your disclosure to include your expectations regarding revenue from these products and any other new products, product lines, or licensing and research and development agreements.  Also, please include in your disclosure how not having control of these products may affect your ability to receive royalties on these products.

Response:  L’Oreal of Paris:  As noted on page 12, the Company is currently shipping materials used in a single product for L’Oreal.  To date sales of these materials have not been material to the Company’s financial results and given the Company’s limited history with L’Oreal the Company is unable to predict future revenues for this product or for any other products sold by L’Oreal that may contain Landec materials.

Alcon PORT™:  PORT™ was licensed to Alcon in 1997.  To date Alcon has not commercialized and may never commercialize this product and therefore the Company may not receive royalties on any future sales.

QuickCast™:  QuickCast™ was sold to Bissel Healthcare in 1997.  The Company has not received any royalty revenues associated with this product for over three years.  In future filings, the Company will eliminate any reference to QuickCast™.

In future filings, the Company will clarify that its lack of control over the sales of products under agreements in which the Company has surrendered control over the commercialization of such products means that the Company has no ability to ensure the commercialization of these products or any revenue resulting from such products.

7.              Comment:  You have disclosed on page 13 information regarding potential milestone payments relating to an exclusive licensing and one year research and development collaboration with a medical device company.  Please expand your disclosure to discuss the terms and status of this agreement and whether or not you expect to meet any of these milestones.  Please also disclose the timing on if and when you anticipate revenue will be earned through royalties.

Response:  Please see the Company’s response to comment 4.

Contractual Obligations, page 34

8.              Comment:  Please revise your table of contractual cash obligations to include estimated interest payments on your debt.  Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table.  Please also disclose any assumptions you made to derive these amounts.

Response:  In future filings, the Company will disclose estimated interest payments in its table of contractual obligations and disclose any assumptions made to derive those amounts.

Additional Factors That May Affect Future Results

Our Indebtedness Could Limit Our Financial and Operating Flexibility, page 35

9.              Comment:  You have disclosed you may be obligated to make future payments to the former shareholders of Apio of up to $1.2 million for the future supply of produce.  Please expand your disclosure to include the terms and conditions that would cause you to incur this additional liability.  Please include in your disclosure any amounts that were accrued for the periods presented and where these amounts were recorded in the balance sheet and statement of operations.  Please also indicate when payments on these amounts are expected to be paid, if applicable.

Response:  These obligations were originally recorded as part of the purchase price accounting for Apio in fiscal year 2000 and the liability is included in the current portion of long term debt on the balance sheet at May 30, 2004.  These obligations were fully paid during the third quarter of fiscal year 2005 and will be so noted in the Company’s upcoming third quarter Form 10-Q filing.

Financial Statements

Statements of Operations, page 49

10.       Comment:  Please revise your statements of operations to breakout separately the cost of service revenue, related party.

Response:  The cost of service revenues associated with the Apio Fresh (a related party) service revenues are not segregated within the Company’s accounting system because the costs are directly related to the overall operations of the Company’s cooling facility.

Statements of Cash Flows, page 51

11.       Comment:  Please tell us which of the cash outflows and inflows related to your notes and advances receivable are included in operating activities and which are included in investing activities.  Please explain to us how you determined which amounts belonged in each classification.  In providing us a response, please also tell us where the cash flows related to each of the loans shown in Note 4 are included and explain why each loan was classified where it was.  Naturally, we understand that interest earned on these notes and advances receivable would be included in operating activities, regardless of where the principal amounts are classified.  In the event the repayments you receive exceed the original principal amounts, for reasons other than stated interest payments, please tell us how these amounts are treated in your cash flow statement as well.  If a portion of the repayments on these receivables occurs with consideration other than cash, please disclose how this works and how you take into account these non-cash payments in preparing your statement of cash flows.  If all of the cash flows related to your investments in farming activities are not included in the notes and advances receivable cash flows, please separately address your classification for these cash flows as well.  Refer to paragraphs 16, 17, 22 and 23 of SFAS 95.

Response:  In future filings, the Company will separate any notes and advances receivable not associated with the procurement of produce from suppliers between investing activities and operating activities.  The remainder of the notes and advances receivable are directly associated with procuring produce from suppliers for the Company’s food technology subsidiary and are appropriately included as operating cash flow.  The presentation of the Apio Fresh cash flow activity as operating activities was and will be immaterial to overall cash flow from operations.  The notes and advances receivable that are not directly associated with the procurement of produce from suppliers had a net cash flow impact of $282,000 for fiscal year 2004.  Because of the immaterial nature of this amount it was combined with the net activity of the produce supplier notes and advances receivable and included in cash flow from operations.  The Company supplementally advises that for all periods presented, no repayment of notes and advances receivable exceeded the original principal amounts or were for consideration other than cash.  The Company further supplementally advises that investments in farming activities are not included in notes and advances receivable and due to their immaterial nature are included in other current assets in the balance sheet.  Because these amounts relate to the procurement of produce from suppliers, the related cash flows are included in cash flow from operations as part of the change in other current assets.  See Footnote 1.

12.       Comment:  Please present the cash inflows and outflows related to your notes and advances receivable on a gross basis.  Otherwise, please explain to us how they meet the criteria in SFAS 95 for netting.  Only cash flows stemming from investments, loans and debt with original maturities of three months or less may be reported on a net basis.

Response:  In future filings, the Company will show any significant cash inflows and outflows relating to notes and advances receivable on a gross basis.

13.       Comment:  Please present cash flows related to the change in other assets separately from those related to the change in other liabilities.  Please also present these cash flows on a gross basis, rather than a net one.  Please supplementally tell us how you determined that these cash flows represented investing cash flows.  Refer to paragraphs 16 and 17 of SFAS 95.

Response:  In future filings the Company will separate the “change in other assets” from the “change in other liabilities” and present it on a gross basis, if material.  The Company supplementally states that due to the immaterial nature of other assets and liabilities and because historically the change in other assets and liabilities was primarily for non-operating activities such as deposits, loan fees and deferred charges, the Company has consistently shown the net change in investment activities.  In future filings, the Company will classify the change between operating, investing and financing activities, if material.

14.       Comment:  Please present sales of common stock and repurchases of common stock on a gross basis.  Please also present your stock repurchases separately in your statement of changes in shareholders’ equity.  Please disclose in a footnote the timing, nature and terms of your stock repurchases.  If these stock repurchases occurred under a stock repurchase program, please discuss it as well.

Response:  The Company supplementally advises that for the periods presented there were no repurchases of common stock and in future filings the Company will delete the reference to “net of repurchases” if in fact there are no repurchases during the relevant period.  The Company does not currently have a stock repurchase program.

Notes to Financial Statements

15.       Comment:  Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling, general and administrative expenses line item.  Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item.  With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:

•                  in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

•                  in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross margin, including them instead in a line item, such as selling, general and administrative expenses.

Response:  The Company supplementally advises that all of the expenses identified in comment 15 are appropriately included in “cost of sales” and the inclusion of shipping costs in cost of sales is described in Footnote 1.

1.              Organization, Basis of Presentation, and Summary of Significant Accounting Policies

Related Party Transactions, page 56

16.       Comment:  Your disclosure states that you have loss exposure on the subleases from the agricultural land you lease from the Apio CEO.  Please expand your disclosure to include the amount of revenue generated during the periods presented and the portion of the leased land that was subleased as of May 30, 2004.

Response:  In future filings the Company will expand its disclosure to include the amount of sublease income associated with the land leased from the Apio CEO.  The Company supplementally advises that as of May 30, 2004 the Company had subleased all of the land leased from the Apio CEO for the amount of $1.2 million, which is equal to the amount the Company paid to lease the land.  Additionally, the Company supplementally advises that for the fiscal year ended May 30, 2004, the Company received sublease income in the amount of $1.3 million, which is equal to the amount the Company paid to lease that land for such period.

17.       Comment:  Please expand your disclosure to discuss the terms and conditions of the “earnout liability” between you and the Apio CEO. Please include in your disclosure any balance remaining as of May 30, 2004 and what line item this is included in on your balance sheets.  If applicable, please disclose when the remaining amount is expected to be paid.

Response:  The Company supplementally advises that as of May 30, 2004 there was no earn-out liability as the Company had fully paid the earn-out before May 30, 2004.

Investment in farming activities, page 57

18.       Comment:  Your disclosure regarding your significant accounting policies discusses your policies relating to investments in farming activities.  Please expand your disclosure to explain how you determined these investments would not meet the criteria for consolidation under FIN 46(R), given that these advances were in exchange for a percentage ownership in the proceeds of the crops and that you appear to bear the risk of loss if the net proceeds of the crops are not sufficient to cover the expense.  In your discussion, please specifically address the analysis you used in concluding that you lacked any of the three characteristics of a controlling financial interest relating to these investments as discussed in paragraphs 5(b)(1) to (3) of FIN 46(R).  Please also include in your discussion whether or not substantially all of these activities are conducted on your behalf.

Response:  The Company supplementally advises that its historical investment in farming activities was primarily associated with its domestic commodity vegetable business which was sold to Apio Fresh (see Footnote 3) in June 2003.  Accordingly, the farming investments as of May 30, 2004 and May 25, 2003 were $0 and $50,000, respectively.  The amounts classified as “investments in farming activities” represent advances to farmers to help ensure that particular types and quantities of produce are available for its food business.

19.       Comment:  Please expand your disclosure to include the facts and circumstances that led to the gains and losses, for which you refer, relating to your investments in farming activities.

Response:  The Company supplementally advises, as noted in Footnote 1, that the loss relating to investments in farming activities for the fiscal year ended May 30, 2004, the first fiscal year after the sale of Apio Fresh, was $36,000.  As noted in the Company’s response to comment 18, this amount is immaterial to the Company’s financial results.  For future filings, the Company will disclose the facts and circumstances surrounding any gains or losses associated with investments in farming activities, if material.

Property and Equipment, page 58

20.       Comment:  Your disclosure indicating the estimated useful lives of furniture and fixtures, computers, capitalized software, machinery, equipment and autos range from three to ten years is not very helpful to readers.  Please separately disclose the useful lives for each category shown in Note 5.

Response:  In future filings, the Company will separately disclose the estimated useful lives for each category of assets in the property and equipment footnote.

21.       Comment:  Please expand your disclosure relating to capitalized software development costs to include the amount of amortization recognized for the periods presented and which line item these costs are included in on your statements of operations.

Response:  In future filings the Company will expand its disclosure relating to the amount and the classification of amortization associated with capitalized software development costs.  These costs have been included in SG&A in the Company’s statement of operations.

Per Share Information, page 59

22.       Comment:  Please expand your disclosure to include potentially dilutive securities that were not included in your calculation of diluted EPS because the securities would have had an antidilutive effect.  Refer to paragraph 40(c) of SFAS 128.

Response:  In future filings any potentially dilutive securities that are not included in the calculation of diluted EPS because they are antidilutive will be disclosed as part of the Company’s earnings per share information footnote.

Accounting for Stock-Based Compensation, page 62

23.       Comment:  You have disclosed that no stock options were granted above grant date market prices for the periods presented.  Did you mean to say that no stock options were granted below grant date market prices?  If not, please expand your disclosure to include information relating to stock options issued at below market prices on the grant dates.  Please include the following information in your disclosure:

•                  The number of shares issued below market prices

•                  The market price on the date of grant

•                  The price at which the stock options were issued

•                  The vesting period of the stock options

•                  The reason why the stock options were issued

•                  The amount of compensation expense recorded, if any, how it was calculated, and the line items for which the amounts are included in on the financial statements.

Response:  The Company supplementally advises that during the periods presented, the Company did not grant any stock options with an exercise price above or below the market value of its common stock on the date of grant.

3.              Exit of Fruit Processing and Domestic Commodity Vegetable Business, page 64

24.       Comment:  In your Form 10-K for the year ended October 27, 2002, you state under Note 1 on page 50 that you adopted SFAS 144 as of the beginning of that year.  In June 2002, you recorded a $436,000 gain on the sale of a fruit processing facility and included it in other income.  Under the Other heading on page 29 of your MD&A, you indicate that Other includes gain or loss on the sale of assets.  Gains and losses on the sale of long-lived assets that are not a component of an entity are required to be included in arriving at your operating income (loss).  Gains and losses on the sale of long-lived assets that are a component of an entity should be treated as discontinued operations.  Please tell us how you considered the criteria in paragraphs 41 to 45 of SFAS 144 in reaching the conclusion that this gain should be included in the other income, net line item.

Response:  In future filings where the Company has gains and losses on the sale of long-lived assets, they will be recorded in accordance with SFAS 144 and the Company’s MD&A discussion will be changed accordingly.  Because the classification of the $436,000 gain as other income does not change the Company’s net income or EPS and because this transaction occurred in fiscal year 2002, the Company does not believe a reclassification of this gain at this time would be meaningful to a reader of the Company’s financial statements.

25.       Comment:  You have disclosed the $1.1 million charge recorded in fiscal year 2003 primarily relates to inventory and notes receivable.  Please revise your disclosure here and in your statements of operations to include the portion of the writedown relating to inventory in cost of revenue, or explain to us why that classification is not appropriate.

Response:  Although the Company’s historical practice has been to record the write-off and write-down of its inventory to cost of sales, the Company believed that because the write-off of inventory in this case was related to packaging that was not part of the Company’s normal operations but rather the sale of its domestic commodity vegetable business, segregating the loss from exiting its domestic commodity vegetable business between cost of sales and operating expenses would not be meaningful to a reader of its financial statements.  In addition, the amount of the write-off represented approximately 1% of the gross profit for fiscal year 2004 and the classification of the inventory write-off as an operating expense had no impact on operating income, net income or earnings per share.

7.              Shareholder’s Equity

Common Stock, Stock Purchase Plans and Stock Option Plans, page 69

26.       Comment:  You have disclosed that the exercise price for non-statutory stock options may be no less than 85% of the fair market value of Landec’s common stock on the date the option was granted to non-named executives.  Please expand your disclosure to include the following:

•                  The number of shares issued below fair market value

•                  The fair market value on the date of grant

•                  The price at which the stock options were issued

•                  The vesting period of the stock options

•                  The reason why the stock options were issued

•                  The amount of compensation expense recorded, if any, how it was calculated, and the line items for which the amounts are included in on the financial statements

Please include the above mentioned information here and in the section under this heading entitled “Landec Ag Stock Plan.”

Response:  The Company supplementally advises that during the periods presented, the Company did not grant any stock options with an exercise price less than the fair market value of the Company’s common stock on the date of grant.  Similarly no options to purchase common stock of Landec Ag or Apio were granted with an exercise price less than the fair market value of such shares on the date of grant.

Index of Exhibits, page 88

27.       Comment:  Please update your Exhibit filed entitled “Subsidiaries of the Registrant,” to include the most current information relating to your subsidiaries.

Response:  The current listing under Exhibit 21.1 “Subsidiaries of the Registrant” includes current information regarding the Company’s two subsidiaries.

FORM 1O-Q FOR THE PERIOD ENDED AUGUST 29, 2004

Comments applicable to your overall filing

28.       Comment:  Please address the comments above in your interim Forms 10-Q as well.

Response:  As noted above, beginning with the third quarter of fiscal year 2005 the Company will revise its filings to the extent such comments are applicable to the requirements under Form 10-Q.

Item 1.  Financial Statements

Balance Sheets, page 3

29.       Comment:  Please revise your balance sheet to include the par value and the number of shares issued and outstanding.

Response:  The Company’s future filings will include the par value and the number of shares issued and outstanding.

Notes to Financial Statements

30.       Comment:  Please expand your disclosure to include information relating the balances and gains or losses incurred on your investments in farming activities, as disclosed in your Form on 10-K.

Response:  In future filings the Company will disclose any material gains or losses incurred on its investments in farming activities.  The Company supplementally advises that there were no material gains or losses associated with investments in farming activities during the Company’s first two quarters of fiscal year 2005.

7.              Debt, page 9

31.       Comment:  Please expand your disclosure to indicate whether or not you have been in compliance with the restrictive covenants established under the Loan Agreement with Wells Fargo Bank N.A. for the six months ended November 28, 2004.

Response:  In future filings the Company will include disclosure to indicate whether the Company is in compliance with the restrictive covenants under the loan agreement with Wells Fargo Bank.  The Company supplementally advises that it has been in compliance with such loan agreement at all times.

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Results of Operations

Gross Profit, page 17

32.       Comment:  You have disclosed components that have contributed to the increase in gross profits for the three and six months ended November 29, 2004 compared to the same periods in the prior year.  Please expand your disclosure to quantify the affects each of these components have had on the increase in gross profits.

Response:  In future filings, the Company will expand its disclosure to quantify the effect that each material component has on the change in gross profit for each line of business presented.

* * * * *

Attached to this response please find a statement from the Company acknowledging those items set forth in your letter.

Please call the undersigned at (650) 614-7470 if you have any questions.

Very truly yours,

/s/ Geoffrey P. Leonard
Geoffrey P. Leonard

cc:                                 Gary T. Steele
Gregory S. Skinner

ACKNOWLEDGEMENT

The undersigned, Greg Skinner, hereby acknowledges on behalf of Landec Corporation, a California corporation (the “Company”), that in connection with responding to the comments of the Securities and Exchange Commission (the “SEC”) dated February 10, 2005:

1.               The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC;

2.               Staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

3.               The Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

LANDEC CORPORATION

/s/ Gregory Skinner
Gregory Skinner, Chief Financial Officer